Execution Version

Second Amendment of the Americas Sale and Purchase Agreement

dated 19 October 2018

This Second Amendment of the Americas Sale and Purchase Agreement (the "2nd Amendment") is entered into by and between:

1.
Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany under registration number HRB 169850, having its registered address (Geschäftsanschrift) at Klosterhofstraße 1, 80331 Munich, Germany,

- herein "Linde" -

2.	Praxair, Inc., a corporation organised under the laws of Delaware, USA, having its registered address at 10 Riverview Drive, Danbury, Connecticut, CT06810, United States of America,
- herein "Praxair" and together with Linde "Sellers" -

3.
Messer Industries GmbH (formerly MG Industries GmbH), a private limited liability company (Gesellschaft mit beschränkter Haftung) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111628, having its registered address at Messer-Platz 1, 65812 Bad Soden am Taunus, Germany,

- herein "Purchaser" -

4.
Messer Canada Inc., a corporation organised under the laws of Canada, registered with the register of Corporations Canada under registration number 1083715-6 having its registered address at 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada,

- herein "Canadian Local Purchaser" -

5.
Messer Industries USA, Inc. (formerly MG Industries USA, Inc.), a company organised under the laws of Delaware, with registration number 6964345 and registered address at 251 Little Falls Drive, Wilmington, New Castle, Delaware 19808, United States of America,

- herein "American Local Purchaser" -
(the Canadian Local Purchaser and the American Local Purchaser herein collectively herein the "Local Purchasers")
and

6.
Linde Public Limited Company, a public limited company organised under the laws of Ireland, having its business address at The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom,

- herein "PLC" -
(each of Linde, Praxair, Purchaser, the Local Purchasers and PLC herein also referred to individually as a "Party" and collectively as "Parties").

RECITALS

(A)
Whereas, inter alia, Linde, Praxair, and PLC have entered into a business combination agreement as of 1 June 2017, as amended, to effect a strategic combination of the businesses of Linde and Praxair (herein "BCA" and the transactions contemplated by the BCA the "Business Combination").

(B)
Whereas, the Parties have entered into a sale and purchase agreement as of 16 July 2018 as amended by the First Amendment of the Americas Sale and Purchase Agreement dated 22 September 2018 (the "1st Amendment") to effect the sale and transfer of certain businesses ("SPA") in order to meet certain regulatory concerns with a view to close the BCA.

(C)
WHEREAS, after the signing date of the 1st Amendment, upon further discussions with regulatory authorities, in connection with the Business Combination the Purchaser has agreed that the Perimeter Change II Assets and the Perimeter Change II Employees shall be included in the Transaction under the SPA. The Parties wish to procure the inclusion of the Perimeter Change II Assets and of the Perimeter Change II Employees in the Transaction under the SPA and to amend the SPA as set out herein.

NOW, THEREFORE, the Parties agree as follows:

1.	Interpretations
Unless otherwise provided herein or the context otherwise requires, words and expressions defined for the purposes of the SPA will have the same meaning in this 2nd Amendment.

2.	Amendment of THE Index of SCHEDULES AND OF CLAUSE 1.1 of the SPA

1.	Amendment of the Index of Schedules

(a)	The Index of Schedules to the SPA shall be amended to read as follows to reflect the insertion of a new Schedule 22 and a new Schedule 23 to the SPA:

Schedule 1	Target Companies and Ownership Structure
Schedule 2	Financial Line Items
Schedule 3	Apportioning between DivestCo Shares
Schedule 4	Principles of Closing Statement
Schedule 5	Form of Closing Statement
Schedule 6	Intentionally left blank
Schedule 7	Sellers' Warranties
Schedule 8	Remedies and Limitations
Schedule 9	Third Party Assurances Sellers' Groups
Schedule 10	Target Company Third Party Assurances
Schedule 11	Debt Commitment Letter and Form of Interim Facility
Schedule 12	Equity Commitment Letter
Schedule 13	Carve Out Steps
Schedule 14	Welding Fumes Indemnification
Schedule 15	Retained Business
Schedule 16	Helium Perimeter Change
Schedule 17	Perimeter Change I
Schedule 18	Linde Canada Investments LLC Dissolution
Schedule 19	Financial Information
Schedule 20	Sample Helium Contract Iwatani Transfer Agreement
Schedule 21	Financial Contract Information
Schedule 22	Perimeter Change II Assets
Schedule 23	Transfer Agreement Perimeter Change II Assets
Schedule 24	Perimeter Change II Employees

(b)
To reflect the inclusion the Perimeter Change II Assets and the Perimeter Change II Employees (as defined below) in the Transaction under the SPA, the Parties agree to replace the following Schedules to the SPA by amended Schedules attached hereto as Annex 2.1(b):

•	Schedule 3 (Apportioning between DivestCo Shares),

•
Schedule 13 (Carve Out Steps) (the amendments are - for the avoidance of misunderstandings - reflecting changes not relating to the inclusion the Perimeter Change II Assets and the Perimeter Change II Employees in the Transaction) , and

•	Schedule 15 (Retained Business),
and all references in the SPA to such Schedules (or parts thereof) shall be read to refer to the revised Schedules to the SPA annexed hereto.
For Schedule 2 (Financial Line Items) and Schedule 5 (Form of Closing Statement) to the SPA the Parties acknowledge - for the avoidance of misunderstandings - that these Schedules have been prepared on the basis of the status prior to the 1st Amendment and this 2nd Amendment and the indicated numbers (at 31 December 2017 which were added for illustration purposes) do, therefore, neither reflect the 1st Amendment nor the 2nd Amendment.

(c)	The Parties further agree to add the following Schedules to the SPA as new Schedules attached hereto as Annex 2.1(c):

•	"Schedule 22 (Perimeter Change II Assets)",

•	"Schedule 23 (Transfer Agreement Perimeter Change II Assets)" and

•	"Schedule 24 (Perimeter Change II Employees)".

2.	Amendment of clause 1.1 of the SPA (Definitions)
In clause 1.1 of the SPA the following definitions shall be amended or, as the case may be, newly introduced, in each case to read as set out below:

(a)
"Agreed Form means, in relation to a document, the form of that document as initialled on or prior to the date of this Agreement or on, prior to or in the context of the 1st Amendment or on, prior to or in the context of the 2nd Amendment for the purpose of identification by or on behalf of Sellers and Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of Sellers and Purchaser);"

(b)	"EP&C Assistance means field consulting, engineering, procurement, and construction services in connection with the design, delivery, and construction of industrial gases plants;"

(c)	"Escrow Account has the meaning given in clause 16.5(a);"

(d)	"Escrow Administrator has the meaning given in clause 16.5(a);"

(e)	"Laser Gases means excimer laser gas mixtures containing neon and one or more of the following gases: argon, krypton, xenon, and fluorine;"

(f)
"Linde DivestCo Business means the business currently operated by the Linde DivestCos, as reflected in the carve out combined financial statements as of 31 December 2017 which have been audited by KPMG, which means, with respect to the United States (excluding, for the avoidance of doubt, Puerto Rico and the US Virgin Islands) it shall comprise (i) the business conducted by Linde LLC and Linde Energy Services, Inc. for the production, sale, purification, treatment and/or distribution of (A) atmospheric gases, (B) CO2, (C) hydrogen, and (D) helium, including the remote operations centre, related plants, rail depots, truck terminals, fuelling stations, transfill stations, tractor trucks, cryo-trailers, gas depots and tanks, cylinders and customer contracts, in each case, operating from the Linde LLC locations identified in Schedule 13 hereto, as well as (ii) the shares held by entities of the Linde Group in East Coast Oxygen Company as well as in East Coast Nitrogen Company, as supplemented by the facilities, membership interests and other assets and liabilities to be transferred to Linde LLC, including by Linde Gas North America LLC, pursuant to the Master Carve Out and Asset Exchange Agreement, in each case, as identified in the schedules and annexes to such agreements, subject to clause 3.5 in respect of Cliffside Helium, LLC and Cliffside Refiners, L.P.
and as reduced by the Retained Atmospheric Gases Business and the Retained CO2 Business to be transferred by Linde LLC to Linde Gas North America LLC pursuant to the Master Carve Out and Asset Exchange Agreement, including, without limitation, the air separation units (ASUs), liquefied natural gas (LNG) facilities, ECOVAR production systems, oil & gas supply modules (OGSMs) and packaged gas products (PGPs) business identified in the schedules and annexes thereto, and as such business has developed and will develop up to Closing or, with respect to the Colombian Entities, a Deferred Closing, as the case may be, in the ordinary course of business.
For the avoidance of doubt, the definition of Linde DivestCo Business shall not affect the rules set forth in this Agreement relating to Cash, Financial Debt and Working Capital.
The Parties agree that (i) the addition of the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts, (ii) the changes in the helium perimeter set out in Schedule 16, and (iii) the addition of the Perimeter Change II Assets and the Perimeter Change II Employees shall each adjust the Linde DivestCo Business and the Praxair DivestCo Business, respectively, sold under this Agreement but are each not reflected in the Combined Carve Out Financial Statements as of 31 December 2017;"

(g)	"Perimeter Change II Assets means the assets relating to the Laser Gases business of Linde Group in the United States of America (ship-to-principle, i.e. shipped to locations in the United

States of America of customers to be served from any Laser Gases plants owned or operated prior to the closing of the BCA by Linde Group), being (i) the Perimeter Change II Contracts, (ii) all existing intangible assets (process descriptions) and records of such Laser Gases business in the United States of America (ship-to-principle), including the product specifications (also for packaging) and historical customer data, also for the Perimeter Change II Customer Relationships, and Sellers' Groups using retained copies of such data only to the extent (w) they also relate to other businesses or Laser Gases business for deliveries outside of the United States of America, or as required (x) by law or regulation, or (y) to handle any issues relating to the time until the Financial Closing Date or (z) to provide deliveries and services foreseen under this 2nd Amendment, the Carve Out Agreements and the Transaction Documents, and (iii) the lease agreement relating to the site at 1261 Activity Dr, Vista, CA, United States of America (the "Vista Site") as well as the operational tangible assets (as opposed to office equipment) located at the Vista Site as listed or specified in part C of Schedule 22 whereas (iv) the real property and any other tangible property shall not be part of the Perimeter Change II Assets, all as specified in the Decision and Order of the Federal Trade Commission, File No. 171-0068, in the matter of Linde AG, Praxair Inc. and Linde PLC;"

(h)
"Perimeter Change II Contracts means (i) the agreements listed in part A of Schedule 22 and other contracts, if any, in each case to the extent (i.e. in respect of Split Contracts only the portion or part of the respective contract) providing for the delivery of Laser Gases in the United States of America (ship-to-principle) existing as of the Financial Closing Date between Linde Group in the United States of America and customers to be served from Laser Gases plants owned or operated prior to the closing of the BCA by Linde Group, and further in each case, as such contracts have developed and will develop up to Closing in the ordinary course of business and (ii) all contractual rights and obligations in respect of Laser Gases deliveries in the United States of America undelivered at the Financial Closing Date vis-a-vis customers to be served from Laser Gases plants owned or operated prior to the closing of the BCA by Linde Group (whether under the agreements described in (i) above or otherwise);"

(i)
"Perimeter Change II Customer Relationships means the customer relationships with Laser Gases spot customers in the United States of America (ship-to-principle) of the Laser Gases business of Linde Group which have been served from Laser Gases plants owned or operated prior to the closing of the BCA by Linde Group during the last twelve months prior to Closing as will be listed in part B of Schedule 22 to be updated by Sellers as of Closing within twenty (20) Business Days following Closing;"

(j)
"Perimeter Change II Data Room means the following folders in the electronic file room named "Project Planet - Post Signing": "A. Red Data Room", subfolder "7 Laser Gas Agreements - Clean Team Only" and "B. Green Data Room", subfolder "7 Laser Gas", such electronic file room hosted by Linklaters LLP as at 18 October 2018, 24:00h CEST, comprising the documents and other information made available by Sellers to Purchaser, the content of which is recorded on two identical data storage devices prepared by Linklaters LLP and is listed in the data room index attached to the Perimeter Change II Disclosure Letter;"

(k)
"Perimeter Change II Disclosure Letter means the letter from Sellers to Purchaser in relation to the Perimeter Change II Transaction executed and delivered before the date of this 2nd Amendment, and which, in case of information referred to in such letter, makes reference to (i) the Perimeter Change II Data Room or (ii) specified documents or folders of the Data Room;"

(l)	"Perimeter Change II Employees means the persons identified in Schedule 24;"

(m)	"Perimeter Change II Transaction means the acquisition of the Perimeter Change II Assets and the Perimeter Change II Employees;"

(n)
"Split Contracts means the agreements listed in part A of Schedule 22 and other contracts, if any, which provide for the delivery of Laser Gases in the United States of America (ship-to-principle) existing as of the Financial Closing Date between Linde Group in the United States of America and customers to be served from Laser Gases plants owned or operated prior to the closing of the BCA by Linde Group, but which also provide for other deliveries, e.g. deliveries to other geographic regions or deliveries of products other than Laser Gases, and hence need to be split with economic effect as of the Financial Closing Date;".

3.	Transfer of the PERIMETER CHANGE II ASSETS, AND THE PERIMETER CHANGE II EMPLOYEES; AMENDMENT OF TRANSACTION DOCUMENTS AND CARVE OUT AGREEMENTS; AMENDMENT OF CLAUSE 2 of the SPA

1.	Transfer of the Perimeter Change II Assets and of the Perimeter Change II Employees
The Parties agree that after the date of this 2nd Amendment, the Sellers shall, to the extent such assets are not already held by a Target Company, (i) transfer or procure the transfer of such Perimeter Change II Assets which do not require third party consents and (ii) use reasonable endeavours to transfer or procure the transfer of the Perimeter Change II Assets which require third party consents from their current owners as well as Perimeter Change II Employees to Linde LLC (or to another Target Company as agreed between Sellers and Purchaser), or, if the current owner or employer is already a Target Company, that they are kept by such entity, as of Closing, and that the steps under (i) and (ii) above shall be considered to be part of the Carve Out but shall be subject to the special provisions in this 2nd Amendment; the Master Carve Out and Asset Exchange Agreement, the Carve Out Agreement and the Reverse Carve Out Agreement shall not apply to the steps under (i) and (ii) above. The transfer agreement regarding the Perimeter Change II Assets, which shall follow substantially the form of the transfer agreement attached as Schedule 23, shall be a Transaction Document except for purposes of clauses 2.1 last para. (payments to be made but still outstanding), 12 (Taxes) and the allocation of Taxes under other clauses of the SPA (such as clause 6.5 and clause 25.1 of the SPA), and Schedule 7 paragraph 1.2 of the SPA, for which it shall be considered to be a Carve Out Agreement. The necessary transfers and assignments of the Perimeter Change II Assets, Perimeter Change II Contracts and Perimeter Change II Employees shall be implemented with economic effect on the Financial Closing Date. The steps to be taken pursuant to this Section 3.1 shall be at Sellers' cost.

2.	Amendment of Transaction Documents and Carve Out Agreements

(a)
The Parties will separately agree in good faith and document any amendments required with respect to the Transaction Documents and Carve Out Agreements (if any) to reflect the inclusion of the Perimeter Change II Assets and the Perimeter Change II Employees in the Transaction under the SPA. All inventories relating to the Perimeter Change II Assets shall be sold under the Product Supply Agreements.

(b)	With respect to the transfer of the Perimeter Change II Assets the following shall apply:

(i)
Sellers shall assign and transfer, or shall procure the assignment or transfer of, the Perimeter Change II Assets with all rights and obligations relating to the period as from the Financial Closing Date (and regarding Perimeter Change II Contracts relating to deliveries made as from the Financial Closing Date and other rights and obligations relating to the period as from the Financial Closing Date), but without any claims, obligations or liabilities relating to the period before the Financial Closing Date (and regarding Perimeter Change II Contracts relating to deliveries made before the Financial Closing Date and other rights and obligations relating to the period before the Financial Closing Date) (in particular, no customer claims, trade payables or trade receivables shall be transferred), to Linde LLC (or to another Target Company as agreed between the Parties) with legal effect as of the Financial Closing Date, in each case, subject to (under the condition precedent of) the respective necessary third party consents having been obtained for the respective Perimeter Change II Asset and in accordance with the provisions below. With respect to the transfer of the Perimeter Change II Assets the transfer documentation shall follow substantially the form of the transfer agreement attached as Schedule 23;

(ii)
Sellers shall indemnify and hold the relevant Target Company harmless from and against any (A) liabilities relating to the Perimeter Change II Assets relating to the period prior to the Financial Closing Date (and regarding Perimeter Change II Contracts relating to deliveries made before the Financial Closing Date and other rights and obligations relating to the period before the Financial Closing Date), (B) liabilities relating to such portions or parts of the Split Contracts which are not to be transferred pursuant to this 2nd Amendment, (C) claims of customers for the return of consideration paid under the Perimeter Change II Contracts or other liabilities resulting from forwarding of claims or proceeds according to Section 3.2(b)(iii) below and (D) losses or costs and expenses which the Purchaser or the relevant Target Company may suffer or incur by reason of taking any reasonable action to avoid, resist or defend against any liabilities as per item (i) or (ii);

(iii)
Purchaser shall (A) forward without deduction to Sellers (x) any claims relating to such portions or parts of the Split Contracts which are not to be transferred pursuant to this 2nd Amendment and (y) any claims and proceeds relating to the Perimeter Change II Contracts relating to deliveries made before the Financial Closing Date, and (B) (except if and to the extent this is caused by Sellers' Groups having breached their obligations under the Product Supply Agreements in respect of Laser Gases) indemnify and hold harmless Sellers and any members of Sellers' Groups against any (x) liabilities relating to the Perimeter Change II Assets relating to the period as from the Financial Closing Date (and regarding the Perimeter Change II Contracts (i.e. the portions or parts of the Split Contracts which are to be transferred pursuant to this 2nd Amendment) relating to deliveries made as from the Financial Closing Date and other rights and obligations relating to the period as from the Financial Closing Date) and (y) losses or costs and expenses which the Sellers or members of Sellers' Groups may suffer or incur by reason of them taking any reasonable action to avoid, resist or defend against any liabilities as per item (x);

(c)	With respect to the transfer of the Perimeter Change II Contracts and the transfer of the lease agreement for the Vista Site the following shall apply:

(i)
Sellers and the respective Target Companies shall use their reasonable endeavours, both before and after the Financial Closing Date, to obtain all necessary third party consents on terms reasonably acceptable to both Sellers and Purchaser (acting reasonably) as soon as possible after signing of this 2nd Amendment and having obtained all merger clearances and buyer approvals required from merger clearance authorities in Canada and the United States of America and prior to the Financial Closing Date and, if such third party consents have not been obtained prior to the Financial Closing Date, as soon as possible after the Financial Closing Date and keep each other reasonably informed of progress in obtaining such third party consents and implementing such arrangements as soon as a consent is obtained, in particular inform Purchaser if a third party consent can only be obtained at terms and conditions less favourable than the terms and conditions at signing of this 2nd Amendment in which case Sellers and Purchaser shall discuss with each other how to deal with the respective third party consent; Sellers shall not agree on terms and conditions less favourable than the terms and conditions at signing of this 2nd Amendment without the prior consent of the Purchaser.

(ii)
neither Sellers, nor Purchaser nor any relevant Target Company shall have, however, any obligation to enter into any undertakings or grant any guarantees, bonds or other security in favour of any relevant third party; and

(iii)	from the Financial Closing Date until necessary third party consents have been obtained and always to the extent these consents have not yet been obtained:

(A)
Sellers shall ensure that the relevant Target Company receives the benefits of the Perimeter Change II Contracts and the lease agreement for the Vista Site as if they had been transferred to the relevant Target Company as of the Financial Closing Date and Sellers shall use reasonable endeavours that the Purchaser and the relevant members of the Purchaser Group have continuous access to the relevant third party;

(B)
Purchaser shall ensure that the relevant Target Company shall assume the burdens and shall assume, carry out, perform and discharge the obligations of the relevant member of the Sellers' Groups under the Perimeter Change II Contracts the lease agreement for the Vista Site (as applicable) to the extent they are lawfully able to do so, as if they had been transferred to the relevant Target Company as of the Financial Closing Date; and

(C)
Purchaser shall, except if and to the extent this is caused by Sellers' Groups having breached their obligations under the Product Supply Agreements in respect of Laser Gases, indemnify and keep indemnified the relevant member of the Sellers' Groups against any losses incurred by the relevant member of the Sellers' Groups arising from any failure by the relevant Target Company to assume, carry out, perform or discharge such obligations under Section 3.2(c)(iii)(B) as of the Financial Closing Date, and against any losses which a member of the Sellers' Groups may suffer by reason of a member of the Sellers' Groups taking any reasonable action to avoid, resist or defend any liability referred to in Section 3.2(c)(iii)(B).

(d)
Linde together with Purchaser shall, as soon as possible after signing of this 2nd Amendment and having obtained all merger clearances and buyer approvals required from merger clearance authorities in Canada and the United States of America and prior to the Financial Closing Date (or with regard to Perimeter Change II Customer Relationships identified by way of an update pursuant to Sec. 2.2(i), as soon as possible after they have been updated by Sellers), jointly send a letter to the respective customers under the Perimeter Change II Customer Relationships to inform them that in each case subject to the occurrence of Closing (i) Linde Gas North America LLC, now a subsidiary of Linde/Praxair, has sold to Purchaser its Laser Gases business, (ii) Purchaser will take over as from Closing such business and will service the customer, (iii) Purchaser's main contact person for the customer as of Closing, (iv) Linde Gas North America LLC will, for a transitional period lasting up to five (5) years as from Closing, be exclusively delivering Laser Gases in the United States of America to Purchaser and (v) Purchaser is intending to build its own Laser gases production facility.

(e)	The transfer of the Perimeter Change II Employees shall be implemented pursuant to the EMA.

(f)
The Parties acknowledge and agree that clause 22.4 (Sellers' Customer Non-Solicit Undertaking) of the SPA shall apply also in respect of the Perimeter Change II Contracts and the Perimeter Change II Customer Relationships.

(g)
Sellers shall not sell or provide Laser Gases produced at any facility owned or operated by Linde Group prior to the closing of the BCA to any person in the United States other than the Purchaser Group during the period of the supply relationship regarding Laser Gases under the Product Supply Agreements up to a maximum period of five (5) years.

(h)
Sellers shall provide to the Purchaser Group, EP&C Assistance in connection with the Laser Gases business, but on commercial terms (Framework Agreement relating to a business cooperation framework relating to DEPC).

(i)
The Parties acknowledge and agree that for as long as Sellers and members of Sellers' Groups are providing product supplies and services under the Product Supply Agreements to the Purchaser and the Target Companies in respect of the fulfilment of the Perimeter Change II Contracts, whether directly or indirectly by way of deliveries directly to customers of the Purchaser or to the Target Group Companies, any damages and liabilities, if and to the extent caused by Sellers or a member of Sellers' Groups not fulfilling its contractual duties, shall not lead to Purchaser or a Target Company having a liability vis-à-vis the customer in respect of such non-fulfillment by Sellers that is greater or smaller than the indemnification claims the Purchaser or the respective Target Company has against Sellers or the respective member of Sellers' Groups. Therefore, Sellers or the respective member of Sellers' Groups shall assume in relation to Purchaser or the respective Target Company, and indemnify Purchaser or the respective Target Company, for such liabilities and damages payable to the customer under the respective Perimeter Change II Contract as would have been payable as damages or liabilities for the Sellers' or the respective member of Sellers' Groups act or omission not fulfilling their contractual duties (but excluding any acts or omissions of Purchaser or Target Companies), as if Sellers or the respective member of Sellers' Groups were still party to the respective Perimeter Change II Contract. Sellers and the respective member of Sellers' Groups shall not be entitled to invoke a limitation of liability that would lead to Purchaser or the respective Target Company being able to claim only a smaller amount, and Purchaser together with the Target Companies shall not be entitled to claim any higher amount than set forth in the previous sentence with respect to the Perimeter Change II Contracts.

4.	Interpretation of clauses 4.1, 8.2(a) and 8.2(c) of the SPA (Perimeter change Mechanism)
The Parties agree that

(a)	the Perimeter Change II Transaction constitutes a "Perimeter Change" in terms of clause 8.2(a) of the SPA;

(b)
the inclusion of the Perimeter Change II Assets and the Perimeter Change II Employees shall be reflected by an increase in the Enterprise Purchase Price as set forth in Section 5 below which shall be subject to the adjustments for Financial Debt, Cash, Working Capital and Inter-Company Receivables and Payables set forth in clause 4.1 (a) through (d) of the SPA;

(c)
given the agreement under Section 4(b) above, (i) the valuation principles for calculating the Perimeter Change Equity Value for the Perimeter Change II Assets and the Perimeter Change II Employees set forth in clause 8.2(c)(i) through (iv) of the SPA shall not be applied and (ii) clause 4.1(g) of the SPA shall be disregarded for purposes of the calculation of the Final Purchase Price with respect to the acquisition of the Perimeter Change II Assets and the Perimeter Change II Employees under this 2nd Amendment;

(d)	the Perimeter Change II Transaction will be taken into account in case of any additional Perimeter Changes for the purposes of clauses 15.5 (b) and (c) of the SPA; and

(e)
notwithstanding any other provision in this 2nd Amendment or the SPA, no member of the CVC Network or Messer Group or Purchaser Group shall be obligated to contribute additional capital or assets in excess of the limitations under clauses 15.5(b) and (c) of the SPA.

5.	Further Amendments to the Main Body of the SPA

1.	Amendment of clause 4 of the SPA (Final Purchase Price)

(a)
Considering the purchase of the Perimeter Change II Assets and the Perimeter Change II Employees, the Parties agree to increase the Enterprise Purchase Price by an amount of 32,250,000 USD to 3,579,450,000 USD.

In addition, the Parties acknowledge and agree that the Perimeter Change II Assets will not be considered in the Closing Statement and for the calculation of the Initial Purchase Price (but have been included in determining the Enterprise Purchase Price set out above), provided that volumes in transit on the Financial Closing Date shall be for account of and paid to Sellers.

(b)
To implement Section 5.1(a) above, the numbers and words for the Enterprise Purchase Price 3,547,200,000 USD (in words: three billion five hundred forty-seven million two hundred thousand US dollars) in the first sentence of clause 4.1 of the SPA shall be replaced by the following numbers and words:

"3,579,450,000 USD (in words: three billion five hundred seventy-nine million four hundred fifty thousand US dollars)".

(c)	As a consequence, the Initial Purchase Price and the Final Purchase Price shall be calculated considering such changes outlined in Section 5.1(a) through (b) above.

2.	Amendment of clause 6.1 of the SPA (Closing Statement)
Clause 6.1 of the SPA shall be amended and read as follows:
"Sellers shall, or shall procure that its accountants shall, after Closing prepare a draft statement showing, as at the Financial Closing Date, the Financial Debt, Cash, Working Capital, Inter-Company Payables and Inter-Company Receivables of the Target Companies as a whole by adding the respective figures for the Linde DivestCo Business and for the Praxair DivestCo Business ("Closing Statement"). For purposes of the Closing Statements, (i) the Helium Iwatani Contract, (ii) any purchase price payments to be made by Linde LLC but still outstanding under the Helium Container Transfer Agreement and the helium containers transferred or to be transferred under the Helium Container Transfer Agreement (iii) the Linde LAR Enid Plant and (iv) the Perimeter Change II Assets will not be considered, provided that volumes in transit on the Financial Closing Date under the Helium Iwatani Contract or the Perimeter Change II Contracts shall be for account of and paid to Sellers. The Closing Statement shall set out the calculation of the Final Purchase Price and the Final Inter-Company Payment Amount and be in the form set out in Schedule 5.

Sellers shall deliver the draft Closing Statement to Purchaser within sixty (60) Business Days following Closing. The Closing Statement shall be prepared in accordance with the accounting principles and methodology set out in Schedule 4."

3.	Amendment of clause 8.1(c) of the SPA (Closing Conditions)
Clause 8.1(c) of the SPA shall be amended and shall read as follows:
"The Transaction (including the Perimeter Change I Transaction and the Perimeter Change II Transaction) having received competition approvals for or the statutory waiting periods having expired in the European Union (European Commission), Albania, Brazil, Canada, China (PRC), Macedonia, Serbia, Bosnia & Hercegovina and the Ukraine ("SPA Clearance Condition")."

4.	Insertion of a new clause 8.2(e) of the SPA (Filings Perimeter Change II Transaction)

(a)	Considering the requirement for Purchaser to submit (re-)filings or amend previous filings or make new filings, for the SPA Merger Clearance under clause 8.1(c) of the SPA to reflect the

Perimeter Change II Transaction, the Parties agree to apply the commitments and processes regarding the SPA Clearance Condition foreseen under clause 8.2(b) of the SPA also to any (re-)filings or amendments of previous filings or new filings.

(b)	To implement Section 5.4(a) above, a new clause 8.2(e) shall be added to the SPA which shall read as follows:

"(e)	Filings Perimeter Change II Transaction
Purchaser shall ensure that any (re-)filings, amendments or supplements of the pending notifications to be made to the relevant Governmental Entities with respect to the SPA Clearance Condition under the Agreement and any other filings or notifications that are necessary due to the Perimeter Change II Transaction shall be submitted to the relevant Governmental Entities no later than five (5) Business Days after the date of the 2nd Amendment. The provisions of clause 8.2(b) shall apply mutatis mutandis to any such (re-)filings, amendments or supplements of the pending notifications made to the relevant Governmental Entities with respect to the SPA Clearance Condition as well as any other filings or notifications made pursuant to the preceding sentence."

5.	Amendment of clause 8.3(b) of the SPA (Waiver of Closing Conditions)
Clause 8.3(b) of the SPA shall be amended and read as follows:

"(b)
The Closing Condition set out in clause 8.1(c) may be (i) waived jointly by the Parties or (ii) waived by Sellers unilaterally and in their sole discretion by giving written notice to Purchaser, to the extent such Closing Condition relates to the Transaction having received competition approvals for, or the statutory waiting periods having expired in, Albania, China (PRC), Macedonia, Serbia, Bosnia & Hercegovina and the Ukraine, (provided, however, that Sellers may not waive such Closing Condition in full or in part prior to the date on which those Closing Conditions that cannot be unilaterally waived in full or in part are satisfied) with such waiver by Sellers becoming legally effective to allow for a Closing on or after 31 December 2018 24:00h / 1 January 2019 00:00h as Financial Closing Date and the first Closing Business Day after the Financial Closing Date as Closing Date, provided that in case of a Financial Closing Date of 31 December 2018 24:00h / 1 January 2019 00:00h Closing shall occur on 3 January 2019 as set forth in clause 9.1."

6.	Amendment of clause 9.1 of the SPA (Closing Date)

(a)
The Parties agree to delay the Closing Date as defined in clause 9.1 of the SPA and agree on special rules for a financial closing, if it happens as per 31 December 2018 24:00h / 1 January 2019 00:00h.

(b)	To implement Section 5.6(a) above, clause 9.1 of the SPA shall be supplemented by the following lit. (c):

"(c)	but in each case (a) or (b) not before 31 December 2018 at the earliest;"
and clause 9.1 of the SPA shall be supplemented at the end by the following additional paragraph:
"If the Unconditional Date allows for, or the Parties agree on (without affecting clause 11.3 (c)), a financial closing as per 31 December 2018 24:00h / 1 January 2019 00:00h (i) this date shall be the Financial Closing Date, (ii) actual Closing shall occur on 3 January 2019, and (iii) risks and rewards of the Business shall also in this case transfer as of the Financial Closing Date subject to clause 15.1.".

7.	Amendment of clause 15.6 of the SPA (Agreements as of Closing)
The list after the first paragraph of clause 15.6 of the SPA shall be supplemented by the following lit. (l) to reflect the additional agreement entered into to implement the Perimeter Change II Transaction:

"(l)	the Second Amendment of the Americas Sale and Purchase Agreement dated 19 October 2018."

8.	Insertion of a new clause 16.5 of the SPA (Building Incentive)

(a)
The Parties acknowledge that the FTC requests that a certain incentive shall be agreed between the Parties in order to encourage Purchaser to establish an own production facility for Laser Gases mixtures in North America within sixty (60) months following Closing and to start construction or renovation within twelve (12) months following Closing.

(b)	To implement Section 5.8(a) above, clause 16 of the SPA shall be supplemented by the following clause 16.5 of the SPA:

"16.5	Building Incentive

(a)
Within thirty (30) calendar days following the Closing Date, Sellers shall deposit an amount of 60,000,000 USD as construction fund in an interest bearing bank account at standard terms and conditions (the "Escrow Account") approved and administered by the monitor appointed by the FTC in order to observe and report on Sellers’ compliance in relation to the FTC Order and the divestment process (the "Escrow Administrator") which amount shall be held and disbursed on instruction by the Escrow Administrator to the Parties in accordance with the provisions set out in this clause 16.5 and further details (if any) which shall be agreed between the Parties and the Escrow Administrator in good faith within 60 calendar days following the signing of this 2nd Amendment or at a later point in time, upon either the FTC’s or the Escrow Administrator’s request. Any interest accrued with respect to the amount deposited in the Escrow Account shall increase and form part of the deposit in the Escrow Account.

(b)	The Escrow Administrator shall release the funds on the Escrow Account (or any portion thereof) only in accordance with the following provisions:

(i)
During a period of sixty (60) months following the Closing Date, the Escrow Administrator shall, upon request by the Purchaser, release on a quarterly basis from the Escrow Account to the Purchaser a total amount of up to 12,000,000 USD to cover actual external costs incurred by the Purchaser or any member of Purchaser’s Group for the construction or renovation of a Laser Gases plant, which payments shall be subject to the Purchaser providing reasonable documentation as evidence of such external costs to the Escrow Administrator and to the Sellers which is satisfactory to the Escrow Administrator.

(ii)
Subject to the delivery by Purchaser to the Escrow Administrator and the Sellers of a certificate satisfactory to the Escrow Administrator from Cymer LLC, a company that manufactures chip-making equipment located at 17075

Thornmint Court, San Diego, California 92127, and a wholly owned subsidiary of ASML, certifying the production process (including quality control) in the newly built or renovated Laser Gases plant for use in excimer lasers for the semiconductor industry and thereby being accepted as qualified supplier, the Escrow Administrator shall, upon request by the Purchaser, release to the Purchaser an amount of 12,000,000 USD within thirty (30) calendar days after receipt of such certificate.

(iii)
Subject to the delivery by Purchaser to the Escrow Administrator and the Sellers of a certificate from one or more customers in the semiconductor industry, other than and in addition to Cymer, satisfactory to the Escrow Administrator certifying the production process (including quality control) in the newly built or renovated Laser Gases plant for use in excimer lasers for the semiconductor industry and thereby being accepted as qualified supplier, the Escrow Administrator shall, upon request by the Purchaser, release to the Purchaser the remaining Escrow Amount on the Escrow Account (including any interest accrued), less (i) the aggregate of all claims of Purchaser for release that are not yet approved by the Escrow Administrator at such date under each case of clause 16.5(b)(i) and 16.5 (b)(ii) and (ii) such amount to cover the costs of administration of the Escrow Account as determined by the Escrow Administrator.

(iv)
To the extent, upon lapse of sixty (60) months plus thirty (30) calendar days from Closing, funds remain in the Escrow Account, such funds shall be released to the Sellers subject to the consent of the Escrow Administrator, less (i) the aggregate amount of all claims of Purchaser for release that are not yet approved by the Escrow Administrator at such date under each case of clause 16.5(b)(i) to 16.5(b)(iii) and (ii) such amount to cover costs of administration of the Escrow Account as determined by the Escrow Administrator.

(v)
Other than set forth in clause 16.6(b)(i) to (iv), any monies shall be released from the Escrow Account upon the joint written instructions by the Sellers and the Purchaser in accordance with such instructions and subject to the Escrow Administrator's consent.

(c)
If Purchaser or the relevant Target Company do not begin actual physical construction or renovation of a Laser Gases plant within twelve (12) months after the Closing, Sellers shall rescind the Perimeter Change II Transaction with immediate effect by providing notice to the Purchaser, unless the FTC agrees on an extension of such twelve (12) months period.

(d)
Following the effective date of such termination under clause 16.5(c), Purchaser shall, or, as the case may be, shall ensure that the relevant Target Company, (re-)assigns and re-transfers the Perimeter Change II Assets and shall procure that the Perimeter Change II Employees (re-)transfer to an entity designated by Sellers in the notice within twenty (20) Business Days after the effective date of the termination.

(e)
Upon such (re-)transfer in accordance with clause 16.5(d), Sellers shall pay to Purchaser an amount equal to 32,250,000 USD minus (i) any net benefits received by the Purchaser Group or any Target Group Company with respect to the Perimeter Change II Assets prior to such retransfer and (ii) any payments received by the Purchaser out of the Escrow Account (however, only to the extent Purchaser does not have to re-transfer such payments to the Escrow Account on request of the Escrow Administrator). In the event that such amount is negative, Purchaser shall pay to the Sellers an amount equal to such negative amount. Any such payment (if any) shall be made within twenty (20) Business Days after the effective date of the termination.

6.	Amendment of paragraph 1.3 of Schedule 7 of the SPA (Financial Matters)

(a)	Purchaser acknowledges that the Perimeter Change II Transaction is not reflected in the Combined Carve Out Financial Statements as set forth in Section 2.2(f) above.

(b)	To implement Section 6(a) above, paragraph 1.3(a) of Schedule 7 to the SPA shall be amended and shall read as follows:

"(a)
The Combined Carve Out Financial Statements were prepared in accordance with the requirements of all relevant laws and the relevant accounting principles then in force save as disclosed therein and subject to the basis of preparation and the assumptions made therein to reflect the separation of the respective business and, on the basis of the knowledge of the respective management when they were prepared, present fairly, in all material respects, the combined carve-out financial position of the respective Target Companies as of the date to which they relate, and the respective Target Companies' combined carve-out financial performance and such companies' combined carve-out cash flows for the periods to which they relate, provided that they neither take into account (i) the changes in the helium perimeter set out in Schedule 16 nor (ii) the addition of the Perimeter Change I Businesses, the Perimeter Change I Assets, and the Perimeter Change I Contracts, nor (iii) the addition of the Perimeter Change II Assets."

7.	AMENDMENT OF PARAGRAPH 1.9 OF SCHEDULE 7 OF THE SPA (Contractual Matters)
A new paragraph 1.9(d) shall be added to Schedule 7 to the SPA which shall read as follows:

"(d)
With respect to the Perimeter Change II Contracts, there are no material unremedied breaches by the Sellers' Groups or the Target Companies or, to Sellers' Knowledge, by the counterparties of the Perimeter Change II Contracts. All Perimeter Change II Contracts subject to the terms specified in Schedule 22, are in full force and effect. For the purposes of this warranty under

Schedule 7 paragraph 1.9(d) reference to Sellers' Knowledge means the actual knowledge as of the date hereof of Dr Harald Voigts after having made due inquiry with Mr Robert Capellman without any further inquiry."

8.	REFERENCE TO DATA ROOM INSCHEDULE 7 OF THE SPA
Where Schedule 7 of the SPA refers to the "Data Room", except for Paragraph 1.4 of Schedule 7, such reference shall be to the "Data Room, the Perimeter Change I Data Room and/or the Perimeter Change II Data Room".

9.	Amendment to paragraph 4 of Schedule 8 to the SPA (Knowledge)
To reflect the additional disclosure with respect to the Perimeter Change II Transaction, paragraph 4(a) of Schedule 8 to the SPA shall be amended and shall read as follows:

"(a)	has been disclosed to Purchaser or any of Purchaser's Representatives,

(i)
in or by this Agreement, any other Transaction Document, the Disclosure Letter or any document or other information in the Data Room on or before the date of this Agreement in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed,

(ii)
provided, however, that any disclosure in relation to any Warranty Claim to the extent it relates to the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts, the Perimeter Change I Transaction including the lack of liabilities regarding the Perimeter Change I Businesses shall be limited to the facts, matters, events or circumstances that have been disclosed in this Agreement, any other Transaction Document, the Perimeter Change I Disclosure Letter, or any document or other information in the Perimeter Change I Data Room, including references in the Perimeter Change I Disclosure Letter or the Perimeter Change I Data Room to specified documents or folders of the Data Room in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed,

(iii)
and further provided, that any disclosure in relation to any Warranty Claim to the extent it relates to the Perimeter Change II Assets, the Perimeter Change II Employees and the Perimeter Change II Transaction shall be limited to the facts, matters, events or circumstances that have been disclosed in this Agreement, any other Transaction Document, the Perimeter Change II Disclosure Letter, or any document or other information in the Perimeter Change II Data Room, including references in the Perimeter Change II Disclosure Letter or the Perimeter Change II Data Room to specified documents or folders of the Data Room in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed

("Disclosed"); or".

10.	INTERPRETATION OF THE SPA WITH RESPECT TO TIME PERIODS "AS OF THE DATE OF THIS AGREEMENT" OR SIGNING
The Parties agree that with respect to the Perimeter Change II Transaction any undertaking, warranty, right or obligation shall not be given as of the date of the SPA but as of the date of this 2nd Amendment and as of Closing, as the case may be provided for in the SPA. Therefore, any reference in the SPA to "the date of this Agreement" or the signing of the SPA shall, with respect to the Perimeter Change II Assets, the Perimeter Change II Employees, and the Perimeter Change II Transaction, be interpreted and construed, except for clause 8.5 of the SPA, to mean exclusively a reference to the date of this 2nd Amendment.

11.	Miscellaneous

1.	Entirety of 2nd Amendment
This 2nd Amendment contains the entirety of the amendments to the SPA agreed by the Parties at this time which shall otherwise remain unamended.

2.	Provisions applied mutatis mutandis
The content of clauses 25, 26, and 27 of the SPA shall apply to this 2nd Amendment mutatis mutandis as if contained in this 2nd Amendment and being a part hereof.

[Signatures to follow]

Date: 19 October 2018

For and on behalf of LINDE AG /s/ Sven Schneider _____________________________ Name:Dr. Sven Schneider Title:CFO	/s/ Christian Graf zu Ortenburg _____________________________ Name:Christian Graf zu Ortenburg Title:Head of M&A

Date: 19 October 2018

For and on behalf of PRAXAIR, INC. /s/ Richard L. Steinseifer _____________________________ Name:Richard L. Steinseifer Title:Vice President, M&A

Date: 19 October 2018

For and on behalf of Linde Public Limited Company /s/ C.J. Cossins _____________________________ Name:C.J. Cossins Title:Director

Date: 19 October 2018

For and on behalf of Messer Industries GmbH

/s/ Michael Beck _____________________________ Name:Mr. Michael Beck Title:Managing Director (Geschäftsführer)	/s/ Carsten Knecht _____________________________ Name:Mr. Carsten Knecht Title:Managing Director (Geschäftsführer)

Date: 19 October 2018

For and on behalf of Messer Canada Inc. /s/ Stephan Waldhausen _____________________________ Name:Dr. Stephan Waldhausen Title:Attorney-in-fact acting under power of attorney dated 11 July 2018

Date: 19 October 2018

For and on behalf of Messer Industries USA, Inc. /s/ Justus Anacker _____________________________ Name:Dr. Justus Anacker Title:Attorney-in-fact acting under power of attorney dated 12 July 2018